(logo)OPPENHEIMERFUNDS
Robert G. Zack                            OppenheimerFunds, Inc.
Senior Vice PresidTwo World Trade Center, 34th Floor
Associate General CounseNew York, NY 10048-0203
                                          212 323-2000  Fax 212 323-0558


                                  March 5, 1998


Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Oppenheimer Total Return Fund, Inc.
            Reg. No. 2-11052; File No. 811-490

To the Securities and Exchange Commission:

      An electronic filing was made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of Oppenheimer Total Return Fund, Inc. (the "Fund") on February 27, 1998 (accession number 0000045147-98-000002). The filing consisted of documents comprising Post-Effective Amendment No. 80 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 37 to its 1940 Act Registration Statement (the "Amendment").

      Pursuant to Rule 477 of the 1933 Act , we are hereby requesting the withdrawal of the Amendment filing. The reason for the withdrawal is that the filing was incorrectly marked as Post- Effective Amendment No. 79 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 36 to its 1940 Act Registration Statement. It should have been marked as Post- Effective Amendment No. 80 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 37 to its 1940 Act Registration Statement. We will file an amendment reflecting the correct Post-Effective Amendment numbers today..

     If you have any questions regarding this filing, please contact Kathleen Ives, Esq. at (303) 768-3331.

                                Sincerely yours,


                               /s/ Robert G. Zack
                                          --------------------------------
                                 Robert G. Zack
                                          Assistant Secretary of the
                                   Registrant